Exhibit 99.3

Deutsche Bank

Financial Data Supplement

Restated prior period segment information

13 December 2012

Financial Data Supplement

Preliminary prior period segment information restated to reflect new Deutsche Bank’s Management Structure

Page

Group ¦ Core Bank ¦ Non-Core Operations Unit 2 Corporate Banking & Securities 3 Global Transaction Banking 4 Asset and Wealth Management 5 Private & Business Clients 6 Consolidation & Adjustments 7 Non-Core Operations Unit 8 Definition of certain financial measures 9

This document contains preliminary, unaudited restated segment numbers for all quarters 2011 and the three quarters 2012 according to the modified segment composition of Deutsche Bank (introduced in 4th quarter 2012).

Portfolios and individual assets have been assigned to NCOU based on an inventory as of June 30, 2012.

Individual assets that would have qualified under the selection criteria of the NCOU, but were derecognised prior to June 30, 2012, have not been retrospectively assigned to the NCOU segment.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Deutsche Bank Financial Data Supplement - Restated prior period segment information financial transparency. 1

Group | Core Bank | Non-Core Operations Unit

(In EUR m., unless stated otherwise)	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	9M 2011	9M 2012
Group										
Net revenues	10,474	8,540	7,315	6,899	33,228	9,193	8,022	8,659	26,330	25,873
Provision for credit losses	373	464	463	540	1,839	314	419	555	1,300	1,287
Total noninterest expenses	7,080	6,298	5,910	6,710	25,999	7,000	6,643	6,977	19,289	20,620
Noncontrolling interests	–	–	–	–	–	–	–	–	–	–
Income (loss) before income taxes	**3,021**	**1,778**	**942**	**(351)**	**5,390**	**1,879**	**960**	**1,127**	**5,741**	**3,966**
Additional information										
Cost/income ratio	68 %	74 %	81 %	97 %	78 %	76 %	83 %	81 %	73 %	80 %
Risk-weighted assets (at period end, in EUR bn.)[1]	327.9	319.7	337.6	381.2	381.2	368.4	372.6	366.1	337.6	366.1
Average shareholders' equity (in EUR bn.)	49.5	50.0	50.7	52.1	50.5	54.3	55.7	56.9	50.1	55.7
Core Bank[2]										
Net revenues	9,823	8,031	7,185	7,311	32,349	8,948	7,606	8,258	25,039	24,812
Provision for credit losses	318	343	390	404	1,455	223	281	254	1,051	758
Total noninterest expenses	6,597	5,789	5,377	5,681	23,445	6,314	6,154	6,376	17,764	18,844
Noncontrolling interests	(35)	(2)	19	4	(14)	(16)	(8)	2	(17)	(22)
Income (loss) before income taxes	**2,942**	**1,902**	**1,398**	**1,223**	**7,464**	**2,427**	**1,178**	**1,627**	**6,241**	**5,232**
Cost/income ratio	67 %	72 %	75 %	78 %	72 %	71 %	81 %	77 %	71 %	76 %
Risk-weighted assets (at period end, in EUR bn.)[1]	253.4	246.1	258.4	277.4	277.4	269.6	274.6	271.7	258.4	271.7
Average active equity (in EUR bn.)	38.5	39.6	40.7	41.1	39.0	43.0	44.0	45.9	39.6	44.6
Non-Core Operations Unit										
Net revenues	651	509	131	(412)	879	245	416	400	1,291	1,061
Provision for credit losses	55	121	73	136	385	91	138	300	249	529
Total noninterest expenses	483	509	533	1,029	2,554	686	488	602	1,525	1,776
Noncontrolling interests	35	2	(19)	(4)	14	16	8	(2)	17	22
Income (loss) before income taxes	**79**	**(124)**	**(456)**	**(1,574)**	**(2,074)**	**(548)**	**(218)**	**(500)**	**(501)**	**(1,266)**
Additional information										
Cost/income ratio	74 %	100 %	N/M	N/M	N/M	N/M	117 %	150 %	118 %	167 %
Risk-weighted assets (at period end, in EUR bn.)[1]	74.5	73.6	79.2	103.8	103.8	98.8	98.0	94.3	79.2	94.3
Average active equity (in EUR bn.)	10.5	10.2	10.0	11.3	11.4	11.1	11.3	10.6	10.3	10.8

1 Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
2 Includes Corporate Banking & Securities, Global Transaction Banking, Asset and Wealth Management, Private & Business Clients and Consolidation & Adjustments

Deutsche Bank
Financial Data Supplement - Restated prior period segment information financial transparency. 2

Corporate Banking & Securities

(In EUR m., unless stated otherwise)	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	9M 2011	9M 2012
Origination (equity)	181	244	68	67	559	138	89	140	492	367
Origination (debt)	378	318	169	191	1,056	379	284	377	865	1,039
Origination	**559**	**562**	**236**	**258**	**1,615**	**517**	**372**	**517**	**1,357**	**1,407**
Sales & Trading (equity)	895	505	338	497	2,235	683	507	597	1,738	1,788
Sales & Trading (debt and other products)	3,568	2,167	1,524	1,260	8,520	3,165	2,131	2,467	7,259	7,764
Sales & Trading	**4,464**	**2,672**	**1,861**	**1,757**	**10,755**	**3,848**	**2,639**	**3,065**	**8,997**	**9,552**
Advisory	159	152	138	172	621	121	136	159	449	417
Loan products	357	202	326	273	1,158	325	248	271	885	844
Other products	(21)	6	39	(63)	(39)	1	7	(11)	24	(2)
Total net revenues	**5,517**	**3,594**	**2,601**	**2,397**	**14,109**	**4,813**	**3,403**	**4,002**	**11,712**	**12,218**
Provision for credit losses	**(4)**	**18**	**27**	**49**	**90**	**31**	**9**	**23**	**41**	**63**
Total noninterest expenses	**3,305**	**2,668**	**2,332**	**2,036**	**10,341**	**2,903**	**2,897**	**2,861**	**8,305**	**8,661**
Noncontrolling interests	**10**	**4**	**6**	**1**	**21**	**5**	**1**	**9**	**21**	**15**
Income (loss) before income taxes	**2,206**	**904**	**236**	**310**	**3,657**	**1,874**	**496**	**1,109**	**3,346**	**3,479**
Additional information										
Cost/income ratio	60 %	74 %	90 %	85 %	73 %	60 %	85 %	71 %	71 %	71 %
Risk-weighted assets (at period end, in EUR bn.)[1]	127.6	124.0	132.7	155.3	155.3	151.0	153.3	143.3	132.7	143.3
Average active equity (in EUR bn.)[2]	16.2	15.7	15.6	14.2	14.4	18.6	18.8	18.7	15.7	18.8

1 Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.

2 Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 9. Average active equity for 2011 was adjusted accordingly.

Deutsche Bank
Financial Data Supplement - Restated prior period segment information financial transparency. 3

Global Transaction Banking

(In EUR m., unless stated otherwise)	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	9M 2011	9M 2012
Transaction services	853	886	941	929	3,608	967	972	1,001	2,679	2,940
Other products	–	–	–	–	–	–	–	–	–	–
Total net revenues	853	886	941	929	3,608	967	972	1,001	2,679	2,940
Provision for credit losses	21	31	41	64	158	33	47	35	94	115
Total noninterest expenses	592	554	660	604	2,411	614	637	645	1,806	1,896
Noncontrolling interests	–	–	–	–	–	–	–	–	–	–
Income before income taxes	240	301	239	260	1,039	319	288	322	779	929
Additional information										
Cost/income ratio	69 %	63 %	70 %	65 %	67 %	64 %	66 %	64 %	67 %	64 %
Risk-weighted assets (at period end, in EUR bn.)[1]	24.4	25.0	27.0	27.0	27.0	24.6	25.7	27.6	27.0	27.6
Average active equity (in EUR bn.)[2]	3.1	3.0	3.0	3.1	3.1	3.0	3.0	3.1	3.1	3.0

1 Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.

2 Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 9. Average active equity for 2011 was adjusted accordingly.

Deutsche Bank

Financial Data Supplement - Restated prior period segment information financial transparency. 4

Asset and Wealth Management

(In EUR m., unless stated otherwise)	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	9M 2011	9M 2012
Discretionary portfolio management/fund management	526	544	474	559	2,104	486	504	530	1,545	1,519
Advisory/brokerage	230	209	206	145	789	199	204	200	645	603
Credit products	80	104	103	105	393	95	110	109	288	313
Deposits and payment services	36	13	68	41	158	68	36	73	117	176
Other products[1]	231	263	17	322	833	305	128	321	511	754
Total net revenues	1,104	1,133	868	1,172	4,277	1,153	981	1,232	3,105	3,366
Provision for credit losses	9	0	6	7	22	(1)	8	7	15	15
Total noninterest expenses	900	843	616	954	3,313	946	876	1,108	2,359	2,931
Noncontrolling interests	1	(0)	(1)	1	0	0	(1)	0	(1)	(0)
Income before income taxes	194	290	247	211	942	206	98	116	732	421

Additional information

	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	9M 2011	9M 2012
Cost/income ratio	82 %	74 %	71 %	81 %	77 %	82 %	89 %	90 %	76 %	87 %
Risk-weighted assets (at period end, in EUR bn.)[2]	14.4	14.5	14.5	14.6	14.6	14.2	14.6	12.4	14.5	12.4
Average active equity (in EUR bn.)[3]	5.7	5.5	5.5	5.7	5.7	5.7	5.9	6.0	5.6	5.9
Invested assets (at period end, in EUR bn.)	909	903	879	912	912	922	927	949	879	949
Net new money (in EUR bn.)	(1)	8	(14)	(0)	(7)	(8)	(5)	(6)	(6)	(19)

1 Includes revenues from ETF business.
2 Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
3 Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 9. Average active equity for 2011 was adjusted accordingly.

Deutsche Bank Financial Data Supplement - Restated prior period segment information financial transparency. 5

Private & Business Clients

(In EUR m., unless stated otherwise)	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	9M 2011	9M 2012
Discretionary portfolio management/fund management	72	69	60	49	251	54	53	54	202	160
Advisory/brokerage	289	234	196	194	914	257	181	195	720	633
Credit products	519	511	528	541	2,099	522	530	545	1,559	1,598
Deposits and payment services	518	532	523	513	2,085	549	523	502	1,573	1,574
Other products[1]	1,425	1,128	1,210	1,281	5,044	1,016	1,017	1,140	3,763	3,173
Total net revenues	2,825	2,474	2,517	2,578	10,393	2,397	2,304	2,436	7,816	7,138
Provision for credit losses	292	294	316	283	1,185	160	216	189	902	564
Memo: Impact of releases of certain Postbank allowances[2]	*117*	*82*	*111*	*91*	402	*36*	*18*	*24*	*311*	*78*
Total noninterest expenses	1,835	1,682	1,681	1,930	7,128	1,771	1,715	1,835	5,198	5,322
Noncontrolling interests	43	48	48	40	178	8	7	0	138	15
Income before income taxes	655	450	472	325	1,902	459	366	412	1,577	1,236
Additional information										
Cost/income ratio	65 %	68 %	67 %	75 %	69 %	74 %	74 %	75 %	67 %	75 %
Risk-weighted assets (at period end, in EUR bn.)[3]	84.7	80.5	82.3	78.6	78.6	78.1	78.4	76.1	82.3	76.1
Average active equity (in EUR bn.)[4]	11.9	12.2	12.0	12.0	12.1	11.9	11.9	12.1	12.1	12.0
Invested assets (at period end, in EUR bn.)	305	305	295	296	296	301	294	297	295	297
Net new money (in EUR bn.)	7	0	3	(2)	8	(1)	(2)	(2)	10	(5)

1 Includes revenues from Postbank
2 The impact of releases of certain allowances relates to loan loss allowances which were established by Postbank prior to change of control. Releases of such allowances reduce provision for credit losses in Postbank's stand-alone financial statements. At the consolidated level of DB Group / PBC, these releases lead to an increase in interest income (because the underlying loans were consolidated at their respective fair value at change of control).
3 Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
4 Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 9. Average active equity for 2011 was adjusted accordingly.

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Financial Data Supplement - Restated prior period segment information financial transparency. 6

Consolidation & Adjustments

(In EUR m., unless stated otherwise)	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	9M 2011	9M 2012
Net revenues	(476)	(56)	258	236	(38)	(382)	(55)	(413)	(274)	(850)
Provision for credit losses	(0)	(0)	(0)	(0)	(1)	0	0	1	(0)	1
Total noninterest expenses	(34)	41	89	157	253	79	29	(74)	96	34
Noncontrolling interests	(89)	(54)	(34)	(37)	(213)	(29)	(15)	(7)	(176)	(52)
Income (loss) before income taxes	**(353)**	**(43)**	**202**	**117**	**(77)**	**(431)**	**(70)**	**(332)**	**(194)**	**(833)**
Additional information										
Risk-weighted assets (at period end, in EUR bn.)[1]	2.4	2.1	2.0	1.9	1.9	1.8	2.8	12.4	2.0	12.4
Average active equity (in EUR bn.)[2]	1.5	3.2	4.6	6.1	3.8	3.7	4.4	6.1	3.1	4.9

1 Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.

2 Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 9. Average active equity for 2011 was adjusted accordingly.

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Financial Data Supplement - Restated prior period segment information
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Non-Core Operations Unit

(In EUR m., unless stated otherwise) 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 9M 9M

2011 2011 2011 2011 2011 2012 2012 2012 2011 2012

Net revenues 651 509 131 (412) 879 245 416 400 1,291 1,061

Provision for credit losses 55 121 73 136 385 91 138 300 249 529

Total noninterest expenses 483 509 533 1,029 2,554 686 488 602 1,525 1,776

Noncontrolling interests 35 2 (19) (4) 14 16 8 (2) 17 22

Income (loss) before income taxes 79 (124) (456) (1,574) (2,074) (548) (218) (500) (501) (1,266)

Additional information

Risk-weighted assets (at period end, in EUR bn.)1 74.5 73.6 79.2 103.8 103.8 98.8 98.0 94.3 79.2 94.3

Average active equity (in EUR bn.)2 10.5 10.2 10.0 11.3 11.4 11.1 11.3 10.6 10.3 10.8

1 Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.

2 Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 9. Average active equity for 2011 was adjusted accordingly.

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Financial Data Supplement - Restated prior period segment information

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Definition of certain financial measures

Average Active Equity: We calculate active equity to make comparisons to our competitors easier and we refer to active equity for several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which we adjust the average shareholders’ equity are average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

In the first quarter of 2011 the Group changed the methodology used for allocating average active equity to the business segments. Under the new methodology economic capital as basis for allocation is substituted by risk weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remain unchanged. The total amount allocated is determined based on the higher of the Group’s overall economic risk exposure or demand for regulatory capital. Starting 2012 the Group derives its internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0%, reflecting increased regulatory requirements (previously this was calculated based on a Tier 1 ratio of 10%, however all periods 2011 have been restated to reflect the new methodology). As a result, the amount of capital allocated to the segments has increased. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation &

Adjustments.

Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Deutsche Bank

Financial Data Supplement - Restated prior period segment information financialtransparency. 9